# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TYSON FOODS, INC., CIK 0000100493
CUSIP: 902494103
Title of class of securities: Class A Common Stock, par value $.10 per share
Address of issuer's principal executive offices: 2200 Don Tyson Parkway, Springdale, Arkansas (AR), 72762-6999
Date of event which requires filing of this statement: 02/13/2026
Amends the filing with accession number 0001999371-24-002120
Filed by CIK 0001088710
Persons authorized to receive notices and communications: Scott Wray, Tyson Limited Partnership, 244 W Dickson Street, Suite 202, Fayetteville, Arkansas (AR), 72701, (479) 966-9237; Sarahbeth Vasgaard, Tyson Limited Partnership, 244 W Dickson Street, Suite 202, Fayetteville, Arkansas (AR), 72701, (479) 966-9237

## Reporting persons
- TYSON LIMITED PARTNERSHIP (CIK 0001088710): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 72,743,680; shared voting power 0; sole dispositive power 72,743,680; shared dispositive power 0; aggregate amount beneficially owned 72,743,680 (99.99% of the class)
  Comment: The shares reported herein consist of (i) 70,000,000 shares of Class B Common Stock and (ii) 2,743,680 shares of Class A Common Stock. The shares represent 99.99% of Class B Common Stock presently convertible into Class A Stock, based upon 70,009,005 shares of Class B Stock outstanding, as reported by the Company in its definitive Proxy Statement for its Annual Meeting of Shareholders held on February 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.10 per share
Name of issuer: TYSON FOODS, INC.
Address of issuer's principal executive offices: 2200 Don Tyson Parkway, Springdale, Arkansas (AR), 72762-6999
Comment: This Amendment No. 13 is being filed to reflect the current trustees of the Tyson Family GP Trust and the Donald J. Tyson Revocable Trust, each one of the general partners of the Tyson Limited Partnership, a Delaware limited partnership (the "Partnership"), as of the date hereof. Amendment No. 13 amends, as set forth below, the statement on Schedule 13D, dated April 30, 1991, as amended by Amendment No. 1 thereto, dated July 10, 1991, Amendment No. 2 thereto, dated April 3, 1992, Amendment No. 3 thereto, dated October 31, 2001, Amendment No. 4 thereto, dated January 17, 2002, Amendment No. 5 thereto, dated June 30, 2003, Amendment No.6 thereto, dated February 25, 2004, Amendment No. 7 thereto, dated June 2, 2006, Amendment No. 8 thereto, dated November 15, 2006, Amendment No. 9 thereto, dated April 12, 2007, Amendment No. 10 thereto, dated September 22, 2008, Amendment No. 11 thereto, dated January 21, 2011 (as so amended, the "Schedule 13D"), and Amendment No. 12, dated February 13, 2024, for the Partnership, with respect to the Class A Common Stock, par value $.10 per share (the "Class A Stock"), and the Class B Common Stock, par value $.10 per share (the "Class B Stock," and together with the Class A Stock, the "Shares"), of Tyson Foods, Inc., a Delaware corporation (the "Company"). The Partnership is causing this Statement to be filed by virtue of its beneficial ownership of Class B Stock. Pursuant to the Company's Restated Certificate of Incorporation, and subject to certain terms and conditions contained therein, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and nonassessable share of Class A Stock.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by the Tyson Limited Partnership, which was formed in the State of Delaware on June 8, 1990. Substantially all of the Class B Stock held by the Partnership represents the Tyson family's controlling interest in the Company.
Residence or business address: The principal business address of the Partnership is 2200 Don Tyson Parkway, Springdale, Arkansas 72762-6999.
Present principal occupation or employment:
The purpose and nature of business to be conducted by the Partnership includes the following: (i) to engage generally in the farming and ranching business, including the acquisition, development, construction, operation and disposition of farming and ranching properties; (ii) to engage generally in the real estate business, including the improvement, development, acquisition or disposition of real estate properties; (iii) to engage generally in the mineral business and to acquire, develop and operate mineral properties; (iv) to invest, acquire, dispose of or otherwise deal in stocks, bonds and securities of any person, including the Company; and (v) to conduct any other business necessary or incidental to the foregoing or that may be lawfully conducted by the Partnership under the Delaware Revised Uniform Limited Partnership Act.

The limited partners (and their respective partnership interests in the Partnership) are as follows: the DT Family 2009, LLC (53.4881%), the BT 2015 Fund (45.2549%) and the JCC Family, LLC (.1257%). Trusts for the descendants of Don Tyson, including Mr. John H. Tyson, Chairman of the Board of the Company, are the sole members of the DT Family 2009, LLC and the JCC Family, LLC. Ms. Barbara A. Tyson, a director of the Company, is the sole income beneficiary of and has limited dispositive power with respect to the BT 2015 Fund. Mr. John H. Tyson, Mr. John R. Tyson, and Ms. Olivia Tyson are contingent beneficiaries of the BT 2015 Fund.

The general partners of the Partnership, who in the aggregate have a 1.1313% partnership interest in the Partnership, are the Tyson Family GP Trust of which Mr. John H. Tyson and Mr. Woodson Bassett, III are the trustees, the Barbara Tyson GP Revocable Trust of which Ms. Barbara Tyson is the trustee and the Donald J. Tyson Revocable Trust of which Mr. John H. Tyson, Mr. John R. Tyson, Ms. Olivia Tyson and Mr. Woodson Bassett, III are the trustees.

The percentage of general partnership interests of the Partnership are as follows: Donald J. Tyson Revocable Trust (44.44%); Tyson Family GP Trust (44.445%); and Barbara Tyson GP Revocable Trust (11.115%).

The descendants of Don Tyson, including Mr. John H. Tyson, are the sole beneficiaries of the Donald J. Tyson Revocable Trust. The descendants of John H. Tyson are the sole beneficiaries of the Tyson Family GP Trust. Ms. Barbara Tyson is the sole beneficiary of the Barbara Tyson GP Revocable Trust.

The name, residence or business address, present principal occupation or employment and citizenship of each general partner, and, as applicable, any person controlling such general partner, of the Partnership is set forth in Schedule 1 hereto and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
There has been no acquisition of securities of the Company by the Partnership. This Statement is being filed to reflect the identities of the current trustees of the Donald J. Tyson Revocable Trust as of the date hereof.

The Partnership currently has no plans to acquire or dispose of any significant number of Shares. The Partnership currently has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. However, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate with respect to its investment in the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement is incorporated herein by reference.

Because no general partner of the Partnership has the power to vote or to dispose of the Shares held by the Partnership (see paragraph (b) below), none of the general partners are deemed beneficial owners of the Partnership's Shares.

Certain individuals who serve as trustees of the general partners of the Partnership beneficially own shares of the Company's Class A Stock in addition to the general partners' interest in the Partnership. Such beneficial ownership of Class A Stock, as of February 13, 2026, is as follows (including shares subject to presently exercisable options or options exercisable within 60 days after February 13, 2026):

i. John H. Tyson, 3,815,740 shares, representing 1.35% of outstanding Class A Stock;

ii. Barbara A. Tyson, 202,267 shares, representing less than one percent of outstanding Class A Stock;

iii. John R. Tyson, 136,067 shares, representing less than one percent of outstanding Class A Stock;

iv. Olivia Tyson, 1,000 shares, representing less than one percent of outstanding Class A Stock; and

v. Woodson Bassett, III, 7,500 shares, representing less than one percent of outstanding Class A Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Item 2 of this Statement is incorporated herein by reference. Because no general partner possesses a majority of the general partner percentage interests of the Partnership, no general partner is deemed to have or share voting or dispositive power over the Partnership's Shares.

Each of the individuals named in response to paragraph (a) above has the sole voting and dispositive power over the shares beneficially owned by such individual.
Transactions in the class effected during the past sixty days:
The following transactions in Class A Stock were effected during the last sixty (60) days by certain of the individuals named in response to paragraph (a) above:

i. On February 7, 2026, 380 shares of Class A Common Stock were withheld from John R. Tyson by Tyson Foods, Inc. to satisfy tax withholding obligations for Mr. Tyson on vested restricted stock units.

ii. On February 6, 2026, each of Barbara A. Tyson and Olivia Tyson received a grant of 2,911.431 shares of Class A Common Stock by Tyson Foods, Inc. in connection with each of their election as director of Tyson Foods, Inc., receipt of which is deferred until termination of the director's service as a member of the board of directors.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Partnership is governed by the terms of the Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (the "Agreement"). Pursuant to the Agreement, the managing general partner of the Partnership has the exclusive right, subject to certain restrictions, to do all things on behalf of the Partnership necessary to manage, conduct, control and operate the Partnership's business, including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. The Partnership's current managing general partner is the Tyson Family GP Trust.

Additionally, the Partnership may be dissolved upon the occurrence of certain events, including (i) a written determination by the managing general partner that the projected future revenues of the Partnership will be insufficient to enable payment of costs and expenses, or that such future revenues will be such that continued operation of the Partnership will not be in the best interest of the partners, (ii) an election to dissolve the Partnership by the managing general partner that is approved by the affirmative vote of a majority in percentage interest of all general partners, or (iii) the sale of all or substantially all of the Partnership's assets and properties. The withdrawal of the managing general partner or any other general partner (unless such partner is the sole remaining general partner) will not cause the dissolution of the Partnership. Upon dissolution of the Partnership, each partner, including all limited partners, will receive in cash or otherwise, after payment of creditors, loans from any partner, and return of capital account balances, their respective percentage interests in the Partnership assets.

In addition, the Agreement provides that in the event it is determined that a sale of Partnership assets and distribution in cash would be impracticable or cause undue loss to the partners, each partner may, subject to certain conditions, receive in lieu of cash, the particular assets contributed by each such partner to the Partnership.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Included as an exhibit to this Statement is the following:

A. Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (incorporated by reference from the Reporting Person's Schedule 13D, filed with the SEC on May 1, 1991).

## Signatures
- TYSON LIMITED PARTNERSHIP: /s/ Woodson Bassett, III, Woodson Bassett, III / Trustee of the Tyson Family GP Trust, Managing General Partner (02/13/2026)